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                            ARTICLES OF INCORPORATION
                                       OF
                                WOLFGANG RECORDS

                                        I

The name of the corporation is Wolfgang Records.

                                       II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

                                       III

The name and address in the State of California of the corporation's initial agent for service of process are:

                          Mr. Franklin D. Rockwell, Jr.
                                260 Fifth Street
                         San Francisco, California 94103

                                       IV

The corporation is authorized to issue only one class of shares of stock; and the total number of shares authorized to be issued is ten thousand (10,000).

                                        V

(a) The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(b) The corporation is authorized to provide indemnification of agents (as defined in Corporations Code Section 317) through bylaw provisions, agreements with agents, vote of shareholders or disin terested directors or otherwise, to the fullest extent permissible under California law.

(c) Any amendment, repeal or modification of any provision of this Article V shall not adversely affect any right or protection of an agent of the corporation existing at the time of such amendment, repeal or modification.

Dated: May 2, 1995                  /s/ Richard L. Greene
                                    ----------------------------
                                    Richard L. Greene